December 23, 2019

James Longshore
Chief Executive Officer
Xtra-Gold Resources Corp.
Village Road Plaza, Suite 2150
P.O. Box AP 59217
Nassau
Bahamas

       Re: Xtra-Gold Resources Corp.
           Form 20-F/A for the Fiscal Year Ended December 31, 2018 Filed July 31, 2019
           File No. 333-139037

Dear Mr. Longshore:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F/A for the Fiscal Year Ended December 31, 2018

Item 4 Information on Xtra-Gold, page 16

1. We note your disclosure of indicated and inferred mineral resources. Only proven and probable reserves may be disclosed in filings with the United States Securities and
      Exchange Commission pursuant to the Instructions to paragraph (b)(5) of Industry Guide
      7. Please revise to remove the mineral resources disclosure or tell us why you do not believe it is necessary to do so.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact John Coleman at 202-551-3610 or Ethan Horowitz at 202-551-3311 if
 James Longshore
Xtra-Gold Resources Corp.
December 23, 2019
Page 2

you have questions regarding the comments.



FirstName LastNameJames Longshore            Sincerely,
Comapany NameXtra-Gold Resources Corp.
                                             Division of Corporation Finance
December 23, 2019 Page 2                     Office of Energy & Transportation
FirstName LastName